FILED

Secretary of State
State of California

A0910029

Filing Number

03/18/2021

Filing Date

CERTIFICATE OF AMENDMENT
OF ARTICLES OF INCORPORATION
OF
GENIE LENS

The undersigned certify that:

1. They are the president and the secretary, respectively, of GENIE LENS a California corporation with entity number C4252128.

2. Article 4 of the Articles of Incorporation of this corporation is amended to read as follows:

4. The corporation is authorized to issue one class of shares, designated as "Common Stock", and the total number of shares of Common Stock authorized to be issued is 1000000.

3. The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

4. The corporation has issued no shares.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Date: 3-11-21

De Leon, Rudy, President

De Leon, Rudy, Secretary



4252128

Secretary of State **Articles of Incorporation of a General Stock Corporation**	**ARTS-GS**

IMPORTANT — Read Instructions before completing this form.

Filing Fee – **$100.00**

Copy Fees – First page $1.00; each attachment page $0.50; Certification Fee - $5.00

Note: Corporations may have to pay minimum $800 tax to the California Franchise Tax Board each year. For more information, go to *https://www.ftb.ca.gov*.

FILED BPC
Secretary of State
State of California
MAR 06 2019

IPC **This Space For Office Use Only**

1. Corporate Name (Go to *www.sos.ca.gov/business/be/name-availability* for general corporate name requirements and restrictions.)

The name of the corporation is GENIE LENS

2. Business Addresses (Enter the **complete** business addresses.)

a. Initial Street Address of Corporation - **Do not list a P.O. Box**	City (no abbreviations)	State	Zip Code
10508 CROCKETT STREET	SUN VALLEY	CA	91352
b. Initial Mailing Address of Corporation, **if different than item 2a**	City (no abbreviations)	State	Zip Code

3. Service of Process (Must provide either Individual OR Corporation.)

INDIVIDUAL – Complete Items 3a and 3b only. Must include agent's full name and California street address.

a. California Agent's First Name (if agent is **not** a corporation)	Middle Name	Last Name	Suffix
RUDY	R	DE LEON	

b. Street Address (if agent is **not** a corporation) - **Do not enter a P.O. Box**	City (no abbreviations)	State	Zip Code
10508 CROCKETT STREET	SUN VALLEY	CA	91352

CORPORATION – Complete Item 3c. Only include the name of the registered agent Corporation.

c. California Registered Corporate Agent's Name (if agent is a corporation) – Do not complete Item 3a or 3b

4. Shares (Enter the **number of shares** the corporation is authorized to issue. **Do not** leave blank or enter zero (0).)

This corporation is authorized to issue only one class of shares of stock.
The total number of shares which this corporation is authorized to issue is 15000 .

5. Purpose Statement (Do not alter the Purpose Statement.)

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

6. Read and Sign Below (This form must be signed by each incorporator. **See instructions for signature requirements.**)

Rudy De Leon
Signature

RUDY DE LEON
Type or Print Name